 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Wiland, Phillip (Last) (First) (Middle) 2950 Colorful Avenue (Street) Longmont, CO 80504 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Concepts Direct, Inc. CDIR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/16/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman, President, Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $0.10 par value*	12/13/02		P		445,450	A	$0.43	2,121,419	D
Common Stock, $0.10 par value*	12/16/02		M		6,000	A	$0.5775	2,121,419	D
							$
							$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Common Stock Option (right to buy)**	$0.5775	12/16/02		M			6,000	12/18/97	12/18/02	Common Stock	6,000		22,000	D
	$
Explanation of Responses:

* This report is filed jointly with Linda S. Wiland. Linda S. Wiland is the spouse of Phillip A. Wiland (collectively, the "Wilands"). The Wilands own in joint tenancy 2,085,519 shares of Common Stock of Concepts Direct. In addition, Mr. Wiland holds 13,900 shares of Common Stock of Concepts Direct as custodian for his minor children under the Uniform Gifts to Minors Act and for which Mr. Wiland has sole voting and investment power. Mr. Wiland also holds stock options for 22,000 shares of Common Stock of Concepts Direct which are currently exercisable. Pursuant to a Note and Purchase Agreement entered into among Concepts Direct, the Wilands, and St. Cloud Capital Partners, LP, the Wilands purchased for $2.0 million (i) a 10.0% Senior Secured Promissory Note of Concepts Direct and (ii) a Common Stock Purchase Warrant (the "Warrant") to purchase 275,000 shares of Common Stock of Concepts Direct. The Wilands exercised the Warrant pursuant to the net exercise provision thereof and received 272,369 shares of Common Stock of Concepts Direct.

** The option fully vested in three equal installments on December 18, 1997, December 18, 1998, and December 18, 1999.

By: /s/ Phillip A. Wiland 12/16/02 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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